Exhibit 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose is defined as pretax income from operations adjusted by adding back fixed charges expensed during the period and debt refinancing charges. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rental expense on operating leases, and capitalized interest.

	Year ended December 31,
	2004	2003	2002	2001	2000
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income before income taxes, and cumulative effect of a change in accounting principle	$361,884	$288,266	$267,257	$242,567	$39,223
Add:
Debt expense	52,412	66,828	71,636	72,438	116,637
Interest portion of rental expense	25,772	22,927	20,336	18,116	17,140
Debt refinancing charges		26,501	48,930	(1,629)	5,712

	78,184	116,256	140,902	88,925	139,489

	$440,068	$404,522	$408,159	$331,492	$178,712

Fixed charges:
Debt expense	52,412	66,828	71,636	72,438	116,637
Interest portion of rental expense	25,772	22,927	20,336	18,116	17,140
Capitalized interest	1,078	1,523	1,888	751	1,125

	$79,262	$91,278	$93,860	$91,305	$134,902

Ratio of earnings to fixed charges	5.55	4.43	4.35	3.63	1.32